SPROTT ANNOUNCES THIRD QUARTER 2026 RESULTS
TORONTO, ON - November 4, 2026 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the three and nine months ended September 30, 2026.
Management commentary
"Sprott’s Assets Under Management (“AUM”) were $57.3 billion as at September 30, 2026, up 3% from $55.6 billion as at June 30, 2026 and down 4% from $59.6 billion as at December 31, 2025," said Whitney George, Chief Executive Officer of Sprott. "Stronger precious metals and critical materials prices contributed to market value appreciation across most of our fund products during the quarter. Our critical materials strategies delivered positive net sales during the period, while we experienced net redemptions in our precious metals strategies. Our average AUM was $58.8 billion for the quarter, up $16.5 billion or 39% from $42.3 billion for the quarter ended September 30, 2025."
"We continue to apply a disciplined capital allocation framework and, despite the current volatile environment, we remain confident in Sprott's future and the improving fundamentals for our core investment themes. Given our continued strong financial results, on November 3, 2026 our board of directors approved a 25% increase to our regular quarterly dividend," added Mr. George.
Key AUM highlights1
•AUM was $57.3 billion as at September 30, 2026, up 3% from $55.6 billion as at June 30, 2026 and down 4% from $59.6 billion as at December 31, 2025. On a three months ended basis, our AUM was positively impacted by market value appreciation across a majority of our fund products. On a nine months ended basis, our AUM was negatively impacted by market value depreciation and net outflows from our precious metals products, partially offset by positive net inflows to our critical materials products. Average AUM was $58.8 billion for the quarter, up $16.5 billion or 39% from $42.3 billion for the quarter ended September 30, 2025, and $64 billion on a year-to-date basis, up $26.3 billion or 70% from $37.7 billion for the nine months ended September 30, 2025. On a three and nine months ended basis, our average AUM was positively impacted by a combination of net inflows and market value appreciation across a majority of our fund products since the third quarter of last year, which more than offset the impact of year-to-date pullbacks in precious metals valuations.
Key revenue highlights
•Management fees were $70.8 million for the quarter, up $20.1 million or 40% from $50.7 million for the quarter ended September 30, 2025, and $228.7 million on a year-to-date basis, up $93.6 million or 69% from $135.1 million for the nine months ended September 30, 2025. Carried interest and performance fees were $0.1 million for the quarter, down $1.7 million or 95% from $1.8 million for the quarter ended September 30, 2025, and $52.1 million on a year-to-date basis, up $35.6 million from $16.6 million for the nine months ended September 30, 2025. Net fees were $64.5 million for the quarter, up $17.4 million or 37% from $47.1 million for the quarter ended September 30, 2025, and $227.6 million on a year-to-date basis, up $91 million or 67% from $136.6 million for the nine months ended September 30, 2025. Our revenue performance in the quarter and on a nine months ended basis was primarily due to an increase in average AUM attributable to a combination of net inflows and market value appreciation across a majority of our fund products since the end of the third quarter of last year, which more than offset the impact of year-to-date pullbacks in precious metals valuations that commenced in the second quarter of this year. Additionally, we benefited from carried interest crystallization in our private strategies segment in the first quarter.
•Commission revenues were $0.5 million for the quarter, down $3.3 million or 88% from $3.8 million for the quarter ended September 30, 2025 and $7.7 million on a year-to-date basis, up $1.9 million or 33% from $5.8 million for the nine months ended September 30, 2025. Net commissions were $0.3 million for the quarter, down $1.4 million or 80% from $1.7 million for the quarter ended September 30, 2025 and $4 million on a year-to-date basis, up $1.4 million or 53% from $2.6 million for the nine months ended September 30, 2025. The decrease in the quarter was due to lower ATM activity in our physical uranium trust and the increase on a nine months ended basis was due to higher ATM activity, primarily in our physical uranium trust, and to a lesser extent, in our physical copper trust.
•Finance income was $1.9 million for the quarter, up $0.3 million or 20% from $1.6 million for the quarter ended September 30, 2025 and $6 million on a year-to-date basis, up $1.8 million or 43% from $4.2 million for the nine months ended September 30, 2025. The increase in the quarter and on a nine months ended basis was primarily due to increased interest income on higher cash balances.
Key expense highlights
•Net compensation expense was $22.1 million for the quarter, up $3.1 million or 16% from $19 million for the quarter ended September 30, 2025 and $68.5 million on a year-to-date basis, up $14.2 million or 26% from $54.3 million for the nine months ended September 30, 2025. The increase in the quarter and on a nine months ended basis was primarily due to higher incentive compensation on increased net fee generation. Our net compensation ratio was 33% in the quarter (September 30, 2025 - 39%) and 31% on a year-to-date basis (September 30, 2025 - 42%).
Stock-based compensation expense was $16.5 million for the quarter, down $5.8 million or 26% from $22.4 million for the quarter ended September 30, 2025 and $56.3 million on a year-to-date basis, up $9.1 million or 19% from $47.2 million for the nine months ended September 30, 2025. The decrease in the quarter was due to a lower mark-to-market taken on our cash-settled restricted stock units ("RSUs"), as our stock price appreciated 6% during the quarter, whereas this same time last year the mark appreciated 20%. On a year-to-date basis, the increase was primarily due to the settlement of a portion of the 2025 stock grant in the first quarter of 2026, at a time when the stock price reached near record highs ($142.90/share). Since inception of our RSU program in 2025, stock-based compensation expense has moved in line with the Company's stock price, while the magnitude of the expense has dropped significantly since Q2, 2026 due to the Company issuing 71% less RSUs this year than in 2025.
•SG&A expense was $5.7 million for the quarter, up $1.2 million or 27% from $4.5 million for the quarter ended September 30, 2025 and $16.6 million on a year-to-date basis, up $3.2 million or 24% from $13.4 million for the nine months ended September 30, 2025. The increase in the quarter and on a nine months ended basis was due to higher marketing and professional services costs.
1 See “non-IFRS financial measures” section in this press release and schedule 2 and 3 of "Supplemental financial information"

Earnings summary
•Net income for the quarter was $22 million ($0.86 per share), up $8.8 million or 67% from $13.2 million ($0.51 per share) for the quarter ended September 30, 2025 and $85.5 million ($3.32 per share) on a year-to-date basis, up $46.9 million from $38.6 million ($1.50 per share) for the nine months ended September 30, 2025. Our net income performance was primarily due to higher average AUM in our exchange listed products and managed equities segments, as well as carried interest crystallization in our private strategies segment in the first quarter.
•Adjusted EBITDA was $46 million ($1.79 per share) for the quarter, up $14.1 million or 44% from $31.9 million ($1.24 per share) for the quarter ended September 30, 2025 and $154.7 million ($6.01 per share) on a year-to-date basis, up $75.4 million or 95% from $79.3 million ($3.07 per share) for the nine months ended September 30, 2025. Our Adjusted EBITDA increased in the quarter and on a nine months ended basis due to higher average AUM, attributable to a combination of net inflows and market value appreciation across a majority of our fund products since the third quarter of last year, which more than offset the impact of year-to-date pullbacks in precious metals valuations.
Subsequent events
•Subsequent to quarter-end, as at October 30, 2026, AUM was $52.1 billion, down 9% from $57.3 billion as at September 30, 2026.
•On November 3, 2026, the Sprott Board of Directors declared a quarterly dividend of $0.50 per share.

Supplemental financial information
Please refer to the September 30, 2026 quarterly financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the Company's financial position as at September 30, 2026 and the Company's financial performance for the three and nine months ended September 30, 2026.

Schedule 1 - AUM continuity

3 months results

(In millions $)	AUM Jun. 30, 2026	Net inflows	Market value changes	Other net inflows	AUM Sep. 30, 2026	Net management fee rate (1)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	14,749	381	506	—	15,636	0.35%
- Physical Silver Trust	12,642	(542)	426	—	12,526	0.45%
- Physical Gold and Silver Trust	7,332	(208)	245	—	7,369	0.40%
- Precious Metals ETFs	1,473	17	202	—	1,692	0.39%
- Physical Platinum & Palladium Trust	543	(47)	35	—	531	0.50%
	36,739	(399)	1,414	—	37,754	0.40%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	7,044	—	360	—	7,404	0.31%
- Critical Materials ETFs	3,960	236	(299)	—	3,897	0.57%
- Physical Copper Trust	203	(4)	16	—	215	0.33%
	11,207	232	77	—	11,516	0.41%

Total exchange listed products	47,946	(167)	1,491	—	49,270	0.40%

Managed equities (2)	5,619	(37)	460	—	6,042	0.80%

Private strategies	1,997	(3)	15	—	2,009	0.75%

Total AUM	55,562	(207)	1,966	—	57,321	0.45%

9 months results

(In millions $)	AUM Dec. 31, 2025	Net inflows	Market value changes	Other net inflows	AUM Sep. 30, 2026	Net management fee rate (1)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	15,976	295	(635)	—	15,636	0.35%
- Physical Silver Trust	15,109	(51)	(2,532)	—	12,526	0.45%
- Physical Gold and Silver Trust	9,065	(1,008)	(688)	—	7,369	0.40%
- Precious Metals ETFs	1,654	45	(7)	—	1,692	0.39%
- Physical Platinum & Palladium Trust	773	(86)	(156)	—	531	0.50%
	42,577	(805)	(4,018)	—	37,754	0.40%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	6,158	703	543	—	7,404	0.31%
- Critical Materials ETFs	2,950	1,572	(625)	—	3,897	0.57%
- Physical Copper Trust	131	60	24	—	215	0.33%
	9,239	2,335	(58)	—	11,516	0.41%

Total exchange listed products	51,816	1,530	(4,076)	—	49,270	0.40%

Managed equities (2)	5,656	(212)	598	—	6,042	0.80%

Private strategies	2,134	(188)	63	—	2,009	0.75%

Total AUM	59,606	1,130	(3,415)	—	57,321	0.45%
(1) Net management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(2) Managed equities is made up of funds and high net worth managed accounts invested primarily in precious metals strategies (95%) and U.S. value strategies (5%).

Schedule 2 - Summary financial information

(In thousands $)	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Management fees	70,797	76,388	81,538	63,818	50,710	44,446	39,989	41,441
Fund expenses	(3,534)	(4,107)	(3,452)	(3,304)	(2,778)	(2,699)	(2,464)	(2,708)
Direct payouts	(2,778)	(3,007)	(2,987)	(2,247)	(1,871)	(1,709)	(1,602)	(1,561)
Carried interest and performance fees	82	—	52,033	38,104	1,757	14,807	—	2,511
Carried interest and performance fee payouts - internal	(33)	—	(31,121)	(15,465)	(690)	(1,298)	—	(830)
Carried interest and performance fee payouts - external	—	—	(2,247)	—	—	—	—	—
Net fees	64,534	69,274	93,764	80,906	47,128	53,547	35,923	38,853
Commissions	470	1,456	5,822	2,655	3,816	1,725	286	819
Commission expense - internal	(31)	(65)	(71)	(275)	(329)	(180)	(52)	(146)
Commission expense - external	(108)	(652)	(2,791)	(1,143)	(1,801)	(779)	(47)	(290)
Net commissions	331	739	2,960	1,237	1,686	766	187	383
Finance income	1,902	1,634	2,481	2,464	1,583	1,213	1,402	1,441
Co-investment income	160	129	205	198	234	280	151	296
Less: Carried interest and performance fees (net of payouts)	(49)	—	(18,665)	(22,639)	(1,067)	(13,509)	—	(1,681)
Total net revenues (1)	66,878	71,776	80,745	62,166	49,564	42,297	37,663	39,292
Add: Carried interest and performance fees	82	—	52,033	38,104	1,757	14,807	—	2,511
Gain (loss) on investments	1,711	615	873	4,195	7,012	2,703	1,534	(3,889)
Fund expenses	3,534	4,107	3,452	3,304	2,778	2,699	2,464	2,708
Direct payouts	2,778	3,007	2,987	2,247	1,871	1,709	1,602	1,561
Commission expense - internal/external	139	717	2,862	1,418	2,130	959	99	436
Total revenues	75,122	80,222	142,952	111,434	65,112	65,174	43,362	42,619
Compensation	34,784	24,157	86,071	61,329	38,550	33,825	19,597	19,672
Direct payouts	(2,778)	(3,007)	(2,987)	(2,247)	(1,871)	(1,709)	(1,602)	(1,561)
Carried interest and performance fee payouts - internal	(33)	—	(31,121)	(15,465)	(690)	(1,298)	—	(830)
Commission expense - internal	(31)	(65)	(71)	(275)	(329)	(180)	(52)	(146)
Severance, new hire accruals and other	(235)	(153)	(169)	(125)	(111)	(32)	(52)	(166)
Impact of stock price changes and graded vesting amortization on cash-settled equity plans (2)	(9,656)	1,756	(27,988)	(22,351)	(16,598)	(12,758)	(412)	71
Net compensation	22,051	22,688	23,735	20,866	18,951	17,848	17,479	17,040
Net compensation ratio	33%	32%	29%	34%	39%	43%	47%	44%

Direct payouts	2,778	3,007	2,987	2,247	1,871	1,709	1,602	1,561
Carried interest and performance fee payouts - internal	33	—	31,121	15,465	690	1,298	—	830
Commission expense - internal	31	65	71	275	329	180	52	146
Severance, new hire accruals and other	235	153	169	125	111	32	52	166
Impact of stock price changes and graded vesting amortization on cash-settled equity plans (2)	9,656	(1,756)	27,988	22,351	16,598	12,758	412	(71)
Fund expenses (3)	3,534	4,107	3,452	3,304	2,778	2,699	2,464	2,708
Carried interest and performance fee payouts - external (3)	—	—	2,247	—	—	—	—	—
Commission expense - external (3)	108	652	2,791	1,143	1,801	779	47	290
Selling, general, and administrative ("SG&A")	5,676	5,093	5,862	5,053	4,473	4,825	4,127	4,949
Interest expense	388	291	301	395	261	286	280	613
Depreciation and amortization	799	673	689	652	647	637	541	600
Foreign exchange (gain) loss	124	(980)	(401)	1,080	(666)	3,263	554	(2,706)
Total expenses	45,413	33,993	101,012	72,956	47,844	46,314	27,610	26,126
Net income	22,004	34,257	29,218	28,728	13,159	13,501	11,957	11,680
Net income per share	0.86	1.33	1.13	1.11	0.51	0.52	0.46	0.46
Adjusted EBITDA	46,023	50,765	57,890	42,130	31,916	25,453	21,901	22,362
Adjusted EBITDA per share	1.79	1.97	2.25	1.63	1.24	0.99	0.85	0.88
Total assets	551,712	515,758	504,271	525,779	466,169	439,429	386,131	388,798
Total liabilities	151,084	123,575	124,225	158,534	121,441	93,955	59,986	65,150
Total AUM	57,320,822	55,562,022	65,071,077	59,605,519	49,088,162	40,040,822	35,076,761	31,535,062
Average AUM	58,805,685	63,896,900	69,316,718	53,216,229	42,346,242	37,580,867	33,265,327	33,401,157
(1) Prior period net revenues include revenues from non-reportable segments: Q4 2024 - $406 and fund expense recoveries: Q4 2025 - $469; Q3 2025 - $386; Q2 2025 - $327; Q1 2025 - $279; and Q4 2024 - $280.
(2) The movement in the quarter and on a year-to-date basis was primarily due to the Company's "cash-settled" stock-based compensation plan which requires mark-to-market accounting under IFRS 2.
(3) Together, fund expenses, carried interest and performance fee payouts - external and commission expense - external are included in "Fund expenses" on the income statement.

Schedule 3 - EBITDA reconciliation

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Net income for the period	22,004	13,159	85,479	38,617
Net income margin (1)	29%	20%	29%	22%
Adjustments:
Interest expense	388	261	980	827
Provision for income taxes	7,705	4,109	32,399	13,263
Depreciation and amortization	799	647	2,161	1,825
EBITDA	30,896	18,176	121,019	54,532
Adjustments:
(Gain) loss on investments (2)	(1,711)	(7,012)	(3,199)	(11,249)
Stock-based compensation (3)	16,528	22,374	56,272	47,217
Foreign exchange (gain) loss	124	(666)	(1,257)	3,151
Severance, new hire accruals and other	235	111	557	195
Carried interest and performance fees	(82)	(1,757)	(52,115)	(16,564)
Carried interest and performance fee payouts - internal	33	690	31,154	1,988
Carried interest and performance fee payouts - external	—	—	2,247	—
Adjusted EBITDA	46,023	31,916	154,678	79,270
Adjusted EBITDA margin	69%	65%	71%	62%
(1) Calculated as IFRS net income divided by IFRS total revenue.
(2) This adjustment removes the income effects of gains or losses on short-term investments, co-investments, and private holdings to ensure the reporting objectives of our adjusted EBITDA metric are met.
(3) The movement in the quarter and on a year-to-date basis was primarily due to the Company's "cash-settled" stock-based compensation plan which requires mark-to-market accounting under IFRS 2.

Conference Call and Webcast

A webcast will be held today, November 4, 2026 at 10:00 am ET to discuss the Company's financial results.
Webcast Details:
Date: November 4, 2026
Time: 10:00am ET
Webcast: Webcast Registration

This press release includes financial terms (including AUM, net commissions, net fees, expenses, adjusted EBITDA, adjusted EBITDA margin and net compensation) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see schedule 2 and schedule 3 of the "Supplemental financial information" section of this press release.
Net fees
Net fees are calculated as: (1) total management fees net of fund expenses and direct payouts; and (2) carried interest and performance fees, net of their related payouts. Net fees is a key revenue indicator as it represents revenue contributions after directly associated costs in managing our AUM.
Net commissions
Net commissions are calculated as total commissions, net of commission expenses. Net commissions primarily arise from the purchase and sale of critical materials in our exchange listed products segment.
Net revenues
Net revenues are calculated as the total of: (1) net fees, excluding carried interest and performance fees, net of their related payouts; (2) net commissions; (3) finance income; and (4) co-investment income.
Net compensation & net compensation ratio
Net compensation is calculated as total compensation expense before: (1) commission expenses paid to employees; (2) direct payouts to employees; (3) carried interest and performance fee payouts to employees; (4) severance and new hire accruals; and (5) impact of stock price changes and graded vesting amortization on cash-settled equity plans. Net compensation ratio is calculated as net compensation divided by net revenues.

EBITDA, adjusted EBITDA and adjusted EBITDA margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted EBITDA margin is a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.

Forward-Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the foregoing, this press release contains Forward-Looking Statements pertaining to: (i) our positioning will benefit from a highly compelling environment for precious metals, critical materials and their related equities and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although Sprott ("the Company") believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates and significant judgments" in the Company’s MD&A for the period ended September 30, 2026. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange ("FX") risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 18, 2026; and (xxviii) those risks described under the headings "Managing Financial Risks" and "Managing Non-Financial Risks" in the Company’s MD&A for the period ended September 30, 2026. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global asset manager focused on precious metals and critical materials investments. We are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and the Company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:
Glen Williams
Senior Managing Partner
Investor and Institutional Client Relations
(416) 943-4394
gwilliams@sprott.com